SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

September 28, 2004

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

Table of Contents

1.	Press release of September 27, 2004

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia

FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,

Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

Trading update

Athens, Greece - September 27, 2004 - Doros Constantinou, Managing Director of Coca-Cola HBC, today provided the following update on current trading conditions.

“Given the prevailing uncertainty in the market conditions, we felt it appropriate to update the investment community on current trading and full-year expectations for 2004 ahead of an investor roadshow in the U.S.

As we come to the end of the third quarter, we have become increasingly confident that our strong operating performance has enabled us to overcome, to a large extent, the adverse macro-economic and weather related conditions influencing our established and developing markets.

We therefore expect to report full-year EBITDA growth slightly below our guidance of 10%-12% issued at the beginning of the year. In addition, we anticipate our full-year volume growth to be slightly softer than earlier guidance, at approximately 5%, as we continue to be focused on growing our business profitably. Under the current circumstances we see this as a strong performance which will deliver full-year net profit and ROIC in-line with our previously stated guidance.”

CCHBC will announce results for the three months ended 30 September 2004 on 10 November 2004.

This press release contains forward-looking statements that involve risks and uncertainties, including the statements made regarding our projected levels of EBITDA, sales volume, net profit and ROIC.  You should not place undue reliance on these forward-looking statements.  By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate.  Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks described under Item 3D, “Risk Factors” included in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (File no. 1-31466). We cannot assure you that our future results, level of activity, performance or achievements will meet the expectations reflected in the forward-looking statements included in this press release.  Moreover, neither we nor any other person assume responsibility for the accuracy and completeness of such forward-looking statements.  Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this press release, either to conform them to actual results or to changes in our expectations.

Coca-Cola HBC (‘CCHBC’) is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of more than 500 million people. CCHBC shares are listed on the Athens Exchange (ATHEX:EEEK), with secondary listings on the London (LSE:CCB) and Australian (ASX:CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE:CCH).

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia

FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,

Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

INQUIRIES:

Company Contacts:
Coca-Cola HBC – Investor Relations
Melina Androutsopoulou	Tel: +30 210 618 3100
Theodore Varelas	e-mail: investor.relations@cchbc.com
Thalia Chantziara

European Press Contact:	Tel: (+30) 210 725 8194
Financial Dynamics Athens	Mobile: (+30) 694 775 2284
Alastair Hetherington	e-mail: alastair.hetherington@fd.com

US investor contact:
Financial Dynamics US	Tel: +1 212 850 5600
Jim Olecki	e-mail: jolecki@fd-us.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

By:	/s/ Jan Gustavsson
Name: Jan Gustavsson
Title: General Counsel & Company Secretary

Date: September 28, 2004